Contact

www.linkedin.com/in/connorcrown6
(LinkedIn)

Top Skills

SPSS
Social Media
Teamwork

Honors-Awards

Dean's List
ACC Academic Honor Roll
Dean's List

Connor Crown

Founder Meteor Ventures
Chicago, Illinois, United States

Summary

Charismatic, Kind, Trustworthy, Friendly, Considerate, Passionate

Experience

CircleIt
Member Board Of Directors
August 2021 - Present (1 year 5 months)
Chicago, Illinois, United States

CircleIt, Greater Chicago Area - A patented generational platform designed to keep members connected to family, friends and future generations by enabling the delivery of cards, photos and gifts to any future date – even long after they’re gone. Built with legacy preservation in mind, CircleIt is 100% safe and secure to store your most precious memories.

Meteor Venture Partners
Managing General Partner
December 2014 - Present (8 years 1 month)
Greater New York City Area

MVP along with our investors partner with founders empowering them to scale their business for long term excellence. Working collaboratively, providing a strategic approach that pairs an operational focus with unparalleled investment opportunities, giving us the highest probability of success.

Meteor Portfolio Snap Shot:
-Eden Health
-Voiceit
-Detox Water
-ChalkUp (Exit to Microsoft)
-Healthie

Eden Health
Advisor
November 2018 - Present (4 years 2 months)

Greater New York City Area

An Advisor on behalf of METEOR MCCK to Eden Health, a healthcare company comprised of providers, benefits experts and software engineers, all working together to take care of your employees. Their Mission, to create health and wellbeing for employees and their families everywhere

Thrive Natural Care

Senior Advisor

May 2018 - Present (4 years 8 months)

San Francisco Bay Area

We aim far beyond ‘sustainable’. Our Restorative Gardens use native plants to improve soil and biodiversity on degraded lands, while boosting farmer incomes and providing a high-quality supply of plant oils for our products. The more we grow, the more we can restore. With your help, we are aiming to multiply our impact by 10X once again in 2018. Purchase by purchase, plant by plant.

Superleaf, LLC

Board Of Directors

January 2018 - January 2021 (3 years 1 month)

GuardLab

Board of Advisors

July 2015 - December 2020 (5 years 6 months)

GuardLab is a revolutionary custom mouthguard company that utilizes 3D scanning and 3D printing technologies to effectively reduce the risk of concussions, maximize athletic performance and improve sleep for athletes. By using a proprietary methodology developed with two world class dentists, GuardLab addresses TMJ alignment and is able to individually design each guard at a cost, quality and speed that truly disrupts the industry.

Northwestern University - Kellogg School of Management

MBA at Kellogg School of Management

September 2018 - July 2020 (1 year 11 months)

Hearsay Social

4 years 1 month

Strategic Account Executive

January 2016 - February 2018 (2 years 2 months)

Greater New York City Area

Working with leading Financial Services/Insurance Companies to bring the power of social media to the front lines of business to customer relationships.

Hearsay Social empowers global financial services teams to efficiently and successfully use social media to attract prospects, retain customers, and grow business. The enterprise-ready solution helps agents and advisors quickly and easily move beyond yesterday's relationship building tactics and to get found and strengthen relationships with social media. Tens of thousands of financial services professionals worldwide use Hearsay Social every day to hear and respond to everything their customers and prospects are saying on top social networks, including Facebook, LinkedIn, Twitter, and Google+. The Hearsay Social platform boosts advisor and agent productivity while enabling brand integrity and compliance for even the most regulated industries.

Hedge Funds and Private Equity

June 2015 - February 2018 (2 years 9 months)

Greater New York City Area

Working with leading Financial Services/Insurance Companies to bring the power of social media to the front lines of business to customer relationships.

Hearsay Social empowers global financial services teams to efficiently and successfully use social media to attract prospects, retain customers, and grow business. The enterprise-ready solution helps agents and advisors quickly and easily move beyond yesterday's relationship building tactics and to get found and strengthen relationships with social media. Tens of thousands of financial services professionals worldwide use Hearsay Social every day to hear and respond to everything their customers and prospects are saying on top social networks, including Facebook, LinkedIn, Twitter, and Google+. The Hearsay Social platform boosts advisor and agent productivity while enabling brand integrity and compliance for even the most regulated industries.

Business Development

February 2014 - February 2017 (3 years 1 month)

Greater New York City Area

Hearsay Social is the leader in social business for the financial services industry, helping advisors and agents efficiently and successfully use social media to attract prospects, retain customers, and grow business. The enterprise-ready solution enables sales representatives to quickly and easily move beyond yesterday's sales tactics and adopt today's leading social-selling techniques. The Hearsay Social platform boosts sales productivity and incorporates best practices while ensuring brand integrity and compliance

for even the most regulated industries. Tens of thousands of salespeople worldwide use Hearsay Social every day to hear and respond to everything their customers and prospects are saying on top social networks, including Facebook, LinkedIn, and Twitter.

The Aspen Institute
Aide De Camp to Walter Isaacson
June 2012 - 2013 (1 year)

• Arranged logistics for President during Aspen Ideas Festivals, the Institute's marquee summer event with 360 speakers and more than 4,000 attendees
• Resolved scheduling disputes between foreign state departments as part of the Aspen Security Forum
• Interfaced with high-level corporate and national dignitaries including Eric Schmidt, Reid Hoffman and Valerie Jarrett

The Aspen Institute
Volunteer
July 2011 - August 2011 (2 months)

• Escorted VIP speakers during three main events: Aspen Ideas Festival, Aspen Security Forum, and ACT II
• Coordinated on-site travel for distinguished visitors from the Aspen Global Leadership Network, which consists of 1,600 members in 45 countries.
• Reconfigured the Aspen Institute's printing network to correctly map computers through proper printing channels

Newedge
Futures Desk
May 2010 - July 2010 (3 months)

• Tracked European and U.S. bond market activity, specializing in the 30 yr. US Treasury bond
• Conducted independent research based on fundamental and technical analysis; reported findings to senior leadership

Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA, Finance, General · (2019 - 2020)

Duke University
Bachelor's degree, Sociology

Duke University
Bachelor's degree, Sociology and Marketing/Management

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA